UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number:

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 13, 2007, Atlanta Gold Inc. issued a press release “Atlanta Gold announces further drill results from the east extension zone at its Atlanta property in Idaho” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director and

Interim CEO

Date:  November 13, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

November 13, 2007

ATLANTA GOLD INC. ANNOUNCES FURTHER DRILL RESULTS FROM THE EAST EXTENSION ZONE AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces results from the most recent five drill holes in its surface diamond core drilling program at its Atlanta property (“Atlanta”) in Elmore County, Idaho. The exploration program is testing areas outside of the current Idaho and Monarch open-pit designs.

All data received from the 2007 surface drilling program to date is from the East Extension Zone.  Drilling of this zone was designed to evaluate the potential for a near-surface expansion of the Monarch Pit and drilling in this area was completed by the end of October.  While some assays from this zone are still pending, data received to date indicates an expansion of the Monarch Pit eastward is likely.  Geological modeling and resource estimation will be undertaken after the current phase of the program is completed.

Drill results in the East Extension Zone were expected to yield grades that would be potentially open-pit (“OP”) mineable and suitable for heap-leach (“HL”) processing.  Actual results from this drilling appear to meet the targeted OP+HL criteria but further engineering studies will be required. The attached table includes selected assay data from the most recent five holes in this zone received since the Company’s news release of September 24, 2007.

Two high-grade intercepts in this near-surface zone greatly exceeded expectations. A high-grade hole completed by the Company in the same area in 1987, prior to implementation of CSA NI 43-101 guidelines, is tabled separately below, with the two new intercepts.  These assays are significantly higher than the average grade of the resource and reserve estimates, and they indicate the presence of a high-grade vein within the Atlanta Shear or in a splay vein off of the Shear.

Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width* (Feet)	Assay (opt Au)	True Width* (Meters)	Assay (gpt Au)
D07115E005	148.0	150.0	2.0	1.4	0.598	0.4	20.503
D07130E006	234.5	238.0	3.5	2.2	0.376	0.7	12.891
1987 Hole R8712E255	30.0	40.0	10.0	9.1	0.492	2.8	16.869

*True widths are estimates based on current available data and may be subject to change.

Management believes that these high-grade intercepts may be an extension of the historic Central Ore Shoot mined by underground methods prior to 1940.  Similar grades were encountered in the 900 Adit underground drilling program undertaken by the Company in 1997.  The 1997 intercepts were 700 vertical feet below the new intercepts, and were geologically interpreted to be the same ore zone, identified as the Deep Central Ore Shoot.

A Longitudinal Section of the Atlanta Shear Zone - Facing North illustrating the above interpretation and the possible connection from the Deep Central Ore Shoot to these recent high-grade intercepts near surface can be viewed at http://www.atgoldinc.com Drilling density at depth is still inadequate in the 700-foot vertical space (the “New Target Zone #2”) between the bottom of the East Extension Zone and the Deep Central Ore Shoot.  However, the indications of a significant mineralized zone are sufficient to warrant future exploration of “New Target Zone #2”.

An immediate impact of New Target Zone #2 relates to the Environmental Impact Statement (“EIS”) permitting for the OP+ HL project at Atlanta.  The intercepts in the East Extension drilling, with both open-pit grades and potential underground grades, indicate that the Pettit Waste Dump previously proposed in the EIS should be relocated, to preserve the mining potential of the East Extension.

Surveyed parameters for the location of the five drill holes reported are shown below.

Hole Identification	Total Depth (Feet)	Mine Grid North* (Feet)	Mine Grid East* (Feet)	Elevation ASL (Feet)	Azimuth (Degrees)	Incline / Dip (Degrees)
D07115E005	262	181.78	1,148.68	6,970.05	150	-45
D07130E006	338	90.71	903.29	6,862.10	150	-45
D0714E007	360	315.39	1,400.83	6,837.52	150	-40
D07155E008	225	404.83	1,551.52	6,754.00	150	-35
D0719E009	112	95.33	1,906.02	6,716.73	150	-45

*Northing and Easting coordinates in feet are based on a local Mine Grid.

A table showing the 2007 surface drilling results to date as well as additional information on Atlanta is available on the Company's website at http://www.atgoldinc.com

Quality Control and Assurance

Drill core samples were handled and assayed in accordance with NI 43-101 standards.  Assaying was done by Chris Christopherson, Inc., an Umpire laboratory for major mining companies, which is based in Kellogg, Idaho.  Samples were 30-gram fire assays of whole NQ-sized core (1⅞ inches in diameter).

Qualified Person

The Atlanta drill program was managed and supervised by William L. (Bill) Josey, the Company’s Chief Geologist and designated “Qualified Person” under NI 43-101. Mr. Josey is a registered professional geologist in the State of Arizona. Information of a technical nature in this news release regarding Atlanta has been reviewed by Mr. Josey.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

Interim CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com

2007 SURFACE DRILLING PROGRAM - TABLE OF SELECTED ASSAY DATA

FROM THE MOST RECENT FIVE DRILL HOLES AS AT NOVEMBER 13, 2007

Atlanta Gold Property

Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width* (Feet)	Assay (opt Au)	True Width* (Meters)	Assay (gpt Au)
D07115E005	88.0	90.0	2.0	1.4	0.018	0.4	0.617
	118.0	124.0	6.0	4.2	0.017	1.3	0.594
	126.0	128.0	2.0	1.4	0.027	0.4	0.926
	132.0	142.0	10.0	7.1	0.028	2.2	0.953
	146.0	148.0	2.0	1.4	0.015	0.4	0.514
	148.0	150.0	2.0	1.4	0.598	0.4	20.503
	150.0	152.0	2.0	1.4	0.016	0.4	0.549
	160.0	162.0	2.0	1.4	0.025	0.4	0.857
	168.0	172.0	4.0	2.8	0.033	0.9	1.131
	174.0	176.5	2.5	1.8	0.041	0.5	1.406
	188.5	193.0	4.5	3.2	0.031	1.0	1.063
	229.0	233.5	4.5	3.2	0.016	1.0	0.549
	238.5	241.0	2.5	1.8	0.040	0.5	1.371
	247.0	253.0	6.0	4.2	0.040	1.3	1.360
D07130E006	186.5	188.5	2.0	1.3	0.016	0.4	0.549
	195.5	198.0	2.5	1.6	0.018	0.5	0.617
	218.0	223.0	5.0	3.2	0.022	1.0	0.754
	233.0	234.5	1.5	1.0	0.030	0.3	1.029
	234.5	238.0	3.5	2.2	0.376	0.7	12.891
D0714E007	186.5	234.5	11.0	7.1	0.021	2.2	0.723
	234.5	238.0	3.5	2.2	0.376	0.7	12.891
	238.0	245.0	7.0	4.5	0.024	1.4	0.813
D07155E008	110.0	112.0	2.0	1.1	0.016	0.3	0.549
	116.0	118.0	2.0	1.1	0.016	0.3	0.549
D0719E009	49.0	67.0	18.0	12.7	0.022	3.9	0.754

* True widths are estimates based on current available data and may be subject to change.